Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

March 08, 2024

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	Lincoln Hedged Nasdaq-100 Fund 3 (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on February 26, 2024, to the Registrant’s registration statement filed on Form 485APOS on January 12, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	As applicable, make conforming changes to the Fund’s disclosure to align with those addressed in your December 08, 2023, comment response letter for the Lincoln Hedged Nasdaq-100 Fund 2.

a)	The requested revisions have been made.

2)	Please update the series and class ID for the Fund in EDGAR to reflect the new fund name.

a)	The Registrant confirms that the Fund’s series and class information will be updated in EDGAR upon effectiveness of the changes, specifically at the end of the Fund’s current outcome period.

3)	On the first page of the Statement of Additional Information, please revise the hyperlink so that it resolves to the Fund’s annual report.

a)	The requested revision has been made.

4)

Within the Financial Statements section of the Statement of Additional Information, please include a hyperlink to the Fund’s annual report in the following statement, “The Fund’s most recent Annual Report to Shareholders, which contains the Fund’s audited financial statements and the reports for the year ended December 31, 2022, of Ernst & Young LLP thereon are incorporated by reference to each Fund’s annual report.”

a)	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: sam.goldstein@lfg.com

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Sharon Alyanakian

Teriana Griggs

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